June 1, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	American National Insurance Company Registration Statement on Form 10-12B, filed April 10, 2009 File No. 001-34280

Dear Mr. Riedler:

On behalf of American National Insurance Company (the “Company”), we hereby submit the following response to your letter dated May 8, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form 10-12B, filed April 10, 2009.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Please note that attached to this letter is the Company’s acknowledgement regarding its disclosure and the Staff’s comments. We respectfully request that the Staff provide its further comments at its earliest convenience.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

June 1, 2009	Page 2

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: No further changes were identified.

Item 1A. Risk Factors, page 12

Difficult conditions in the economy generally may materially adversely affect our business..., page 12

2.
Where possible, please provide specific, quantifiable examples of the ways in which your results of operations have been materially affected by the prevailing global economic conditions. Although much of this information is presented in Management’s Discussion and Analysis, as well as elsewhere in your Form 10, the discussion in this risk factor would benefit from including concrete examples of the impact of the economic downturn on your business. As currently written, the risk described in this risk factor is not unique to the Company. If a risk factor is so generic that it could appear in another company’s filing without any change in meaning, it likely does not meet the standard of specificity intended by Item 503(c) of Regulation S-K.

Response: The Company has modified the disclosure to address this comment. Please see page 12.

Increased claims activity resulting from catastrophic events..., page 13

3.
Please revise this risk factor to specifically discuss the significant increase in catastrophe losses incurred in 2008, the source(s) of this upsurge and the impact on the Company’s results of operations attributable to this increase.

Response: The Company has modified the disclosure to address this comment. Please see page 13.

Deterioration in the public debt and equity markets..., page 14

Our investment portfolio includes fixed-income securities, equity securities..., page 18

4.
Please consider whether the risks discussed in these two risk factors, which generally relate to the disruption and volatility of the markets for your investment securities, are sufficiently similar that they warrant being combined into a unified and cohesive discussion under a single caption.

Response: The Company has modified the disclosure to address this comment. Please see pages 14-15.

5.
In addition, please revise your Risk Factors section so that all of your risk factors that relate to your investment portfolio and your investment products are within close proximity of each other in the document, as they are conceptually very intertwined. For instance, the risk factor captioned

June 1, 2009	Page 3

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

“Concentration of our investment products...” on page 19 should be moved so that it appears in the document within the same group of risk factors that include the risks captioned “Deterioration in the public debt and equity markets” on page 14 and “Some of our investments are relatively illiquid” on page 19.

Response: The Company has modified the disclosure to address this comment. Please see pages 14-16.

6.
Notwithstanding the cross-reference to the “Investments” section of Management’s Discussion and Analysis in the risk factor captioned “Deterioration in the public debt and equity markets” on page 14, please revise this risk factor to specifically provide the substantial realized and unrealized losses in your investment portfolio that you incurred in 2008.

Response: The Company has modified the disclosure to address this comment. Please see page 15. Please note that in accordance with comment 4 the two risk factors beginning “Deterioration in the public debt and equity markets . . .” and “Our investment portfolio includes fixed-income securities, equity securities . . .” have been combined into a single disclosure with the latter caption.

7.
In the risk factor captioned “Our investment portfolio includes fixed-income securities...” on page 18, please quantify the extent of your investments in commercial real estate, including your mortgage loans, and the adverse impact on these investments as a result of the downturn in the housing market.

Response: The sentences regarding the Company’s investments in commercial real estate have been corrected to note that such investments have not been materially impacted by the downturn in economic conditions, but that further deterioration in economic conditions could adversely affect its investment portfolio. Please see page 15.

Item 2. Financial Information, page 25

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 32

8.
We acknowledge your disclosure of the key assumptions underlying your critical accounting estimates. Your disclosure should provide investors with an understanding of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. To this effect, please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying each of your critical accounting estimates over time. For example, we note your disclosures on page 34 that small changes in certain DAC assumptions such as the estimate of the future invested asset return assumption may cause large changes in the degree of reserve adequacy of DAC recoverability. Please

June 1, 2009	Page 4

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

Response: Like the Company, its major industry peers Nationwide Life Insurance Company and The Allstate Corporation primarily use Deferred Acquisition Costs (DAC) to illustrate the sensitivity of changes in assumptions on the results of accounting estimates in their SEC reports. The Company believes that DAC is the best measure to use to illustrate sensitivity, since the factors that cause DAC to change are also the primary drivers of the majority of its other critical estimates. In fact, the Company does not use any other sensitivity analysis of its estimates or assumptions as part of its normal business operations, as the Company does not believe that such information is material. Accordingly, the Company has modified the discussion on assumptions and estimates to indicate that the Company uses a sensitivity analysis of DAC to illustrate the effect of changes on its critical accounting estimates. Please see page 33 for that discussion. Please see page 35 for the DAC sensitivity analysis table.

Health Reserves, page 36

9.
You disclose that “Some of the larger managing general underwriters that we use engage external actuarial firms to provide an estimate of the claims reserves for their respective blocks.” Please tell us the intent of this disclosure that refers to the use of external actuaries. Also, please revise your disclosure to discuss what information is received from the external actuaries, the procedure for using the information provided by external actuaries when calculating loss reserves, whether you have adjusted the reserve amounts based on the analyses performed by these actuaries and if so by how much.

Response: The Company included the disclosure referring to the use of external actuarial information to inform the reader that the MGU business uses information from multiple sources, including external actuarial firms. The Company has modified the disclosure to indicate that it utilizes the information from the external actuaries as part of its analysis of loss reserves. Please see page 37.

Property and Casualty Reserves, page 37

10.
Your disclosure could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind when addressing the comments listed below.

June 1, 2009	Page 5

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

a.
Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. The total of these amounts should agree to the amount presented on the balance sheet. Because IBNR reserve estimates are more imprecise, please disclose IBNR amounts separately from case reserves.(See page 38)

b.	Describe the extent of your procedures for determining the reserve for loss and loss adjustment expense on both on an annual and interim reporting basis.(See page 39)

c.	Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.(See page 39)

1.
If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.
When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d.
Include a detailed discussion of the prior period developments. Explaining changes as due to “re-estimation of unpaid losses and loss adjustment expenses” or to “ongoing analysis of loss development trends” does not appear to be sufficiently informative. Revise your disclosure here and in Note 8 to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.
For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

June 1, 2009	Page 6

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

2.
Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f.
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format by line of business or by tail the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: The Company has modified the disclosure to address this comment. Please see pages 38-40,80, and 177

Results of Operations and Related Information by Segment, page 44

General

11.
Please disclose reinsurance transactions which have a material effect on earnings or reserves. Identify your material reinsurers along with their ratings and quantify the percentage of premiums ceded to them. Disclose any concentration of credit risk.

Response: The Company has modified the disclosure to address this comment. The Company has provided a discussion of its significant reinsurers for each segment where reinsurance was material. When determining which reinsures are significant, the Company uses and discloses the metrics it believes to be most relevant for reinsurers in that segment. For the Life and Health segments, the Company uses the percentage of premium ceded to measure the significance of each reinsurer. For the Property & Casualty segment, the Company uses the percentage of coverage each reinsurer provides as part of the Company’s overall reinsurance program as the measure of significance. The Company has provided the AM Best ratings for each of its material reinsurers for all three segments. Please see pages 50, 68 and 79.

12.	Where you disclose the increase in other Operating Costs and Expenses was due to certain litigation, please clarify the nature of the litigation expense.

Response: The Company has modified the disclosure to address this comment. Please see pages 48,67,74 and 75

Prior Period Reserve Development, page 65

June 1, 2009	Page 7

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

13.
Please revise your loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented.

Response: The Company has modified the disclosure to address this comment. Please see page 80.

14.
Please provide a full discussion of the trends depicted in the loss development table as required by Industry Guide 6. Disclose the causes of significant redundancies disclosed in the table. Also, it appears that your cross reference for more information should be Note 8 to the consolidated financial statements and not Note 6.

Response: The Company has modified the disclosure to address this comment. Please see pages 80 and 177.

Off-Balance Sheet Arrangements, page 71 (cross-reference to page 69)

15.
Please revise your discussion of your off-balance sheet arrangement involving bank loans you guarantee on behalf of a third-party marketing operation. We request that you more fully explain the following: the nature and business purpose of this arrangement; its importance to your liquidity, capital resources and results of operations, if any; and any known events or circumstances that could result in the termination or material reduction in this arrangement. We refer you to Item 303(a)(4) of Regulation S-K.

Response: The Company has modified the disclosure to address this comment. Please see pages 86 and 90.

Investments, page 71

16.
Please provide additional disclosure concerning the composition and activities of your Investment Committee. In particular, please specify the identities of the two Board members who serve on this Committee, as well as those of the two member “investment professionals.” Please state the relevant credentials and qualifications of each of the members and describe how the non-Board members are compensated for their service. In addition, provide disclosure regarding how often this Committee meets and what investment policies they have established or revised, as applicable, for the previous fiscal year.

Response: The Company has modified the disclosure to address this comment. Please see page 90.

Other-Than-Temporary Impairments, page 73

17.	Please expand your disclosure to include the following:

a.	A specific discussion of the underlying reasons for the impairments of corporate bonds and equities and the timing of these charges; (See pages 92-93)

June 1, 2009	Page 8

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

b.	Identify, if possible, which segment the charge relates since the charge is not included in the segment’s profit or loss measure under SFAS 131;(See page 84)

c.	As necessary, the risk and uncertainties regarding future declines; and(See page 93)

d.	The estimated effects that material declines would have on your liquidity.(See page 93)

Response: The Company has modified the disclosure to address this comment. Please see pages 84,92,and 93,

Item 4. Security Ownership, page 87

18.
It is unclear to what extent the beneficial interests of the three entities denoted on page 87, i.e., The Moody Foundation Libbie Shearn Moody Trust and Moody National Bank, may overlap. In your response letter, please supplementally clarify whether the Moody Foundation and the Libbie Shearn Moody Trust have shared beneficial interest over any shares of Company common stock. In addition, please supplementally clarify whether The Moody Foundation and Moody National Bank have shared beneficial interest over any shares of Company common stock. We may have further comments based on your response.

Response: The Moody Foundation and the Libbie Shearn Moody Trust do not have shared beneficial interest in the Company’s common stock, nor do The Moody Foundation and Moody National Bank have any shared beneficial interest in such stock. Clarifying language has been added to footnote (3) on page 109.

19.
We note the significant concentration of Company shares held by representatives and affiliates of the Moody family. Please add a risk factor to your Risk Factors section that alters investors to this concentration of voting power and the attendant risks to their interests that accompanies investment in such a closely held business. In this new risk factor, please be sure to disclose the total percentage of outstanding shares held by representatives and affiliates of the Moody family and the combined voting power of this bloc of shareholders on a fully diluted basis. In addition, you should also disclose the total number of unaffiliated shares and the aggregate market value of the voting stock held by non-affiliates (i.e., the public float) as of a recent date.

Response: The Company has modified the disclosure to address this comment. Please see page 16.

Item 5. Directors and Executive Officers, page 90

Information Concerning Directors, page 90

20.
Please revise your disclosure to provide more information concerning your Board of Directors. In particular, in your disclosure concerning your directors, you do not state the length of their terms of office

June 1, 2009	Page 9

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

and when they are scheduled to stand for re-election. Please refer to the applicable disclosure required by Item 401(a) of Regulation S-K.

Response: The Company has modified the disclosure to address this comment. Please see page 112.

Item 6. Executive Compensation, page 94

How We Determine Each Element of Compensation, pages 95-96

21.
The performance graph included in your discussion reflects only the years 2003-2006. As the measurement period requirements of Item 201(e)(2) of Regulation S-K state that your graph must display comparative performance over the previous five fiscal years, ending with the most recent, please revise your graph to include all required years. Also, as this graph is traditionally located in the discussion of Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, or Item 9 in your registration statement, please include a cross-reference in that Item stating that the performance graph is included under this one.

Response: The Company has removed the non-conforming performance graph.

Elements of Compensation Provided to the Named Executive Officers and Why We Pay Each Element, page 97

22.
In your Compensation Discussion & Analysis, you describe generally each of the performance measures you utilize and how they are weighted in your compensation determinations, but you do not provide sufficient detail as to what specific goals each Named Executive Officer had to achieve and how his compensation resulted from his relative success or failure in meeting these goals. For example, you state on page 97 that “An officer must fully meet or exceed the applicable performance objective at each particular level in order to receive the incentive opportunity associated with that level,” yet the performance measures listed on pages 98-99 only indicate the areas of measurement and do not clarify the targets themselves. Please revise your disclosure in accordance with Item 402(b)(v) of Regulation S-K, which requires registrants to discuss how each element of compensation is evaluated and what sums are paid to Named Executive Officers as a result. To the extent that any of the goals were explicitly defined or quantified, your disclosure should be similarly specific and quantified. Please be sure to explain in sufficient detail the analyses, thought processes, conclusions, etc. that the Compensation Committee applied to their assessment of the Named Executive Officers’ performance in order to enable the reader to understand why and how the Compensation Committee arrived at the actual aggregate incentive awards listed in the table at the top of page 101.

Response: The Company has modified the disclosure to address this comment. Please see pages 122-123.

23.	For each of the performance measures, please clarify what level of performance constituted Level 1, 2 and 3, respectively.

June 1, 2009	Page 10

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: The Company has modified the disclosure to address this comment. Please see page 122.

24.
Please clarify the extent to which the specific performance objectives upon which an executive’s incentive awards were based were communicated to the executive at the beginning of the performance period.

Response: Performance objectives were communicated in March of 2008, and the disclosure has been revised accordingly. Please see page 119.

25.
We note that the performance tables on pages 101-102 purport to show how the Named Executive Officers performed relative to their Level 2 award opportunities. Please clarify why the performance of these executive officers relative to their Level 1 and 3 award opportunities is not discussed. This suggests that these individuals surpassed their Level 1 award opportunities but did not attain their Level 3 award opportunities. If this is correct, please state this explicitly.

Response: Disclosure has been modified to show performance relative to aggregate Level 1, Level 2 and Level 3 opportunities. Please see page 122.

Long-Term Incentive Compensation, page 102

26.
With respect to grants made under the 1999 Stock and Incentive Plan, please provide an explanation of the Compensation Committee’s performance assessment of the plan participants, upon which such grants were based.

Response: Grants made under the 1999 Stock and Incentive Plan are not based on the Compensation Committee’s individual performance assessment of the plan participants. The purposes of the Plan are to align the personal financial incentives of key personnel with the long-term growth of the Company and the interests of its stockholders through ownership and performance of common stock; to enhance the Company’s ability to retain key personnel; and to attract outstanding prospective employees and directors. Grants under such plan are consequently designed primarily to align the interests of the participants with those of the stockholders of the Company and to provide a mechanism for retention of participants.

Compensation Consultant, page 104

27.
It appears from the disclosure at the bottom of page 104 that Mercer performed other work for the Company apart from its engagement by the Compensation Committee to provide compensation advice. If so, please discuss the nature of these additional services.

June 1, 2009	Page 11

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: Mercer is not currently providing any non-compensation related services to the Company, nor did it do so during 2008. Disclosure has been modified in accordance with the comment. Please see page 126.

Item 8. Legal Proceedings, page 125 (cross-reference to Note 16 to the Consolidated Financial Statements, page 167

28.
Your description of the material litigation you are presently engaged in does not include several components of the requirements of Item 103 of Regulation S-K. For each litigation action, please revise your disclosure to state the names of the courts or agencies where the proceedings are being held, the names of the parties involved, and the dates the actions were instituted. Please also revise your disclosure concerning the factual bases of the actions and the relief sought in order to be clear as possible.

Response: The Company has modified the disclosure to address this comment. Please see pages 191-192 and 217-218.

Item 11. Description of Registrant’s Securities to be Registered, page 126

Common Stock, pages 126-127

29.
The description of capital stock to be registered you provide does not include any mention of redemption provisions, restrictions on alienability and any provision discriminating against any existing or prospective holder of the capital stock resulting from such holder owning a substantial amount of stock. As this information is required by Items 202(a)(1)(iv), (x) and (xi) of Regulation S-K, respectively, please revise your disclosure accordingly. If none of these features are applicable to your common stock, please state such.

Response: The Company has modified the disclosure to address this comment. Please see page 148.

Consolidated Financial Statements

Independent Auditors’ Report, page 129

30.
The report of KPMG LLP states that the audits were conducted in accordance with the “auditing standards” of the PCAOB, as opposed to “the standards” of the PCAOB. Please tell us how the report complies with paragraph 3 of PCAOB Auditing Standard No. 1. Based on the language used in the reports, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us with a report revised by KPMG LLP that complies with paragraph 3 of the Standard.

Response: The Company has modified the disclosure to address this comment. Please see page 152.

June 1, 2009	Page 12

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

General

31.	Please disclose related party transactions on the face of the balance sheet, cash flow statement and statement of operations pursuant to Rule 4-08(k) of Regulation S-X.

Response: According to the PCAOB’s explanation of Regulation S-X, Section 4-08(k), related party transactions are typically provided in a footnote to the consolidated financial statements. Accordingly, the Company has added a footnote to the financial statements disclosing the amounts for related party transactions. Please see footnote 18 on page 193.

Consolidated Statements of Income, page 130

32.
Your income statement presentation does not appear to comply with Rule 7-04 of Regulation S-X. Please revise your presentation or tell us the basis for presenting line items, such as the Increase (decrease) in liability for future policy benefits and the Decrease (increase) in deferred policy acquisition costs on the face of your consolidated statements of income.

Response: The Company has modified its income statement presentation to eliminate the “Increase (decrease) in future policy benefits” lines (please see page 153).  However, the Company continues to present the “Decrease (increase) in deferred acquisition costs” line.  The presentation of the net change in DAC is allowed by GAAP rules.  The Company discloses the amount capitalized versus the amount of DAC amortization in the footnotes to the financial statements.  By presenting the net change in deferred acquisition costs on the income statement, instead of just the amortization, the Company is able to provide more information on the total amount of commissions and expenses incurred in its business because they are presented gross instead of net of the amount capitalized into DAC.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies and Practices, page 134

Other Invested Assets, page 135

33.	Please revise your disclosure to clarify the composition of your other invested assets.

Response: The Company has modified the disclosure to address this comment. Please see page 158.

June 1, 2009	Page 13

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Deferred Policy Acquisition Cost, page 136

34.
You state that deferred costs include the “cost of insurance in force gained through acquisitions”. Please expand your disclosure to clarify whether deferred policy acquisition costs include the present value of future profits resulting from the acquisition of a life insurance company. If material, disclose your accounting policy relating to these assets, including the amortization method and expand Note 6 to provide the disclosures in EITF 92-9.

Response: The Company has clarified the language in the footnote to indicate that deferred costs include the present value of future profits resulting from the acquisition of insurance portfolios. Please see page 159. The Company believes that the amounts involved in the acquisition of insurance portfolios are not material and no further disclosures are necessary.

Stock-Based Compensation, page 138

35.	Please expand your disclosure to identify the specific accounting literature used in the fair value method to account for stock based compensation.

Response: The Company has modified the disclosure to address this comment. Please see page 161.

Future Adoption of New Accounting Standards, page 140

36.	Please expand your disclosure to discuss what impact of adopting FASB Staff Position No. FAS 115-2 and FAS 124-2.

Response: The Company has modified the disclosure to address this comment. Please see page 164.

3. Investments

Unrealized Gains and Losses on Securities, page 144

37.
Please expand your disclosure to provide a discussion as to why you do not consider investments in an unrealized loss position for 12 months or more to be other-than-temporarily impaired as of December 31, 2008. Please refer to paragraph 17(b) of FSP FAS115-1 and FAS 124-1 for disclosure. In addition, for bonds please disclose whether any securities in unrealized loss position are delinquent in their cash payments (interest or principal), and if so, disclose the amount of unrealized loss amount for these securities and why you believe an impairment in not necessary.

June 1, 2009	Page 14

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: The Company has revised the disclosure to include a discussion of why unrealized losses over 12 months are not considered to be impaired. The Company has also clarified that there were no delinquent coupon payments for the bonds in an unrealized loss position. Please see page 167 and 168

5. Fair Value of Financial Instruments, page 148

38.
Where you disclose that you use third-party pricing services and independent broker quotes to assist you in determining fair values, disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

39.	The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

40.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

41.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

42.	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

43.
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: The Company has modified the disclosure to address this comment. Please see page 171 and 172

44.
Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Response: The Company has modified the disclosure to address this comment. For 2008 there were no transfers out of Level 3, so the disclosure only shows transfers in. Please see page 173.

11. Federal Income Taxes

45.
It appears that your deferred tax asset for marketable securities principally due to unrealized gains should be a deferred tax liability and not a negative deferred tax asset. Please revise your schedule or tell us your basis for this presentation.

June 1, 2009	Page 15

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: The Company has modified the schedule to move the negative deferred tax asset on unrealized gains to the deferred tax liability side of the table. Please see page 179.

14. Segment Information, page 159

46.
It appears that the line item for federal income taxes in the tables that summarizes American National’s key financial measures used by the chief operating decision makers should read “(provision) benefit for federal income taxes” since it appears that a provision is a negative amount and a benefit is a positive amount. Please revise the description of this line item or the amounts presented in the table.

Response: The description of the line item has been corrected. Please see pages 185 and 186.

Item 15. Financial Statements and Exhibits, page 169

47.
For each of the transactions and relationships you have engaged in with related parties, as described in Item 7 of your registration statement, please file as an exhibit to your Form 10 any relevant agreement between you and the related party or provide your analysis why such agreement is immaterial in both amount and significance to the Company. This includes, but is not necessarily limited to, the loan agreements, management contracts, agency agreements, promissory notes and health insurance contracts you discuss.

Response: As noted in the “Related Party Transactions” section of the MD&A (page
90), “The total amount involved in these arrangements, both individually and in the aggregate, is not considered to be material to any segment or to our overall operations.” The amounts of these arrangements, which is disclosed in Item 7 of the Form 10 (pages 145-146), is immaterial compared to the Company’s assets and cash flows. Furthermore, the Company’s business is not substantially dependent on any of these arrangements.

Financial Statement Schedules

Schedule V — Valuation and Qualifying Accounts, page 179

48.
Footnote (b) states that “Amounts commuted represent reductions in the allowance balance due to changes in requirements or investment conditions.” Based on the activity in the investment allowance account it appears that the amounts in 2007 and 2008 increase the allowance balance. Please revise your disclosure to clarify the nature of the amounts commuted due to “changes in requirements or investment conditions”. Also, explain why the increase in the allowance balances are not reflected as additions charged to expense.

June 1, 2009	Page 16

RE:	American National Insurance Company
Registration Statement on Form 10-12B, filed April 10, 2009
File No. 001-34280

Response: The Company has modified the schedule to move the negative amounts commuted in 2008 and 2007 to the expense column. The negative amounts in 2006 were immaterial corrections and were not moved. Please see page 229.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will work with the Company to supply further detail as quickly as possible.

Sincerely,

/s/ Sean A. Monticello
Sean A. Monticello

cc:	G. Richard Ferdinandtsen (American National Insurance Company) Ibolya Ignat (SEC) Donald Abbott (SEC) Scott Foley (SEC) Daniel Greenspan (SEC) Gregory S. Garrison (Greer, Herz & Adams, L.L.P.)

SAM/ 229316.1

As requested in the letter dated May 8, 2009 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form 10-12B filed by American National Insurance Company (the “Company”), the Company hereby acknowledges that:

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-12B;

•
Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-12B do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-12B; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

American National Insurance Company

By: /s/ William F. Carlton
William F. Carlton
Vice President and Controller